12518 NE Airport Way Suite 148 No, 156 Portland, Oregon 97230

Form RW

July 1, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Xun Energy, Inc.

Request to Withdraw Registration Statement on Form S-1

SEC File No. 333-188906

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Xun Energy, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Companies’ Registration Statement on Form S-1 (Registration No. 333-188906), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because the related reserve equity financing agreement contained provisions that result in the selling stockholder not being irrevocably bound to purchase the shares that the Company elects to sell under the agreement. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Matthew McMurdo, Esq. at (917) 318-2865.

Thank you for your assistance in this matter.

Sincerely,

Xun Energy, Inc.

/s/ Jerry G. Mikolajczyk

By: Jerry G. Mikolajczyk

Title: President/CEO/CFO